Exhibit 12.1
BOWATER INCORPORATED AND SUBSIDIARIES
Bowater Incorporated
Statement of Computation of Unaudited Ratio of Earnings to Fixed Charges
(in millions, except ratio information)

	Six Months Ended June 30,
	2007	2006

Earnings:

Income before income taxes, minority interests and cumulative effect of accounting change	$(73.3)	$13.3

Add: Fixed charges from below	98.2	105.0
Less: Capitalized interest	(0.2)	(2.8)

	$24.7	$115.5

Fixed Charges:

Interest expense, net of interest capitalized	94.6	98.7
Capitalized interest	0.2	2.8
Estimate of interest within rental expense	1.5	1.6
Amortized premium and discounts related to indebtedness	1.8	1.9
Interest expense on FIN 48 accrual, included in tax provision	0.1	—

	$98.2	$105.0

Ratio of Earnings to Fixed Charges	—	1.1x

Deficiency of Earnings to Fixed Charges	$(73.5)	$—